Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year ended November 30,					Six months ended May 31
	2008	2009	2010	2011	2012	2012	2013
(Loss) income from continuing operations before income taxes	$(4.2)	$41.3	$2.1	$9.0	$13.2	$9.3	$(18.8)
Fixed charges—see below	40.6	42.5	40.8	35.1	26.2	13.7	26.3

Earnings available for fixed charges	$36.4	$83.8	$42.9	$44.1	$39.4	$23.0	$7.5

Fixed Charges (A):
Interest expensed and capitalized	$37.2	$38.6	$37.0	$30.8	$22.3	$11.8	$23.8
Estimate of rent expense representing interest	3.4	3.9	3.8	4.3	3.9	1.9	2.5

Total Fixed Charges	$40.6	$42.5	$40.8	$35.1	$26.2	$13.7	$26.3

Ratio of Earnings to Fixed Charges	(B)	2.0	1.1	1.3	1.5	1.7	(C)

(A)	Fixed charges consist of interest expense, which includes amortization of deferred financing costs, interest expense and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.
(B)	Due to our loss in fiscal year ended November 30, 2008, the ratio coverage was less than 1:1 for such period. We would have had to generate additional earnings of $4.2 million for the fiscal year ended November 30, 2008 to have achieved a coverage ratio of 1:1.
(C)	Due to our loss in the six months ended May 31, 2013, the ratio coverage was less than 1:1 for such period. We would have had to generate additional earnings of $18.8 million for the six months ended May 31, 2013 to have achieved a coverage ratio of 1:1.